Morgan, Lewis & Bockius LLP 1701 Market Street Phila delphia, PA 19103-2921 Tel. 215.963.5000 Fax: 215.963.5001 www.morganlewis.com Justin W. Chairman Partner 215.963.5061 jchairman@morganlewis.com

December 22, 2010

VIA EDGAR AND FACSIMILE (202) 772-9203

United States Securities and
Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549-3628
Attention:	Mellissa Campbell Duru
Special Counsel
Office of Mergers and Acquisitions

Re:	UniTek Global Services, Inc.
Schedule TO-I filed December 9, 2010
File No. 005-61031

Dear Ms. Duru:

Pursuant to our telephone discussion on Tuesday, December 21, 2010, we are submitting this letter on behalf of UniTek Global Services, Inc. (the “Company”), to provide supplementally additional information in connection with the Company’s proposed response to comment #3 of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated December 14, 2010, to the Company with respect to the Company’s Schedule TO filed with the Commission on December 9, 2010 (the “Schedule TO”).

Set forth below, in bold, is Staff comment #3, along with the sub-headings referenced in the Staff’s letter, followed by the Company’s proposed response to such comment, as supplemented in response to our December 21 telephone discussion.  Enclosed with this letter is an acknowledgement executed by the Company in accordance with the Staff’s request.

United States Securities and
Exchange Commission
December 22, 2010

Schedule TO

Exhibit (a)(1) Offer Document

Summary Term Sheet, page 1

How many restricted stock units will I receive...page 5

3.           We refer you to Exchange Act Rule 13e-4(f)(8)(ii).  It would appear that within Group 2, option holders who participate will receive different amounts of consideration in the form of restricted stock units based upon varying percentages noted in Schedule III.  Further, it appears that such percentages are based on non-objective formulas and/or subjective criteria.  Please supplementally provide analysis of how the variation in the consideration being offered to Group 2 option holders complies with Rule 13e-4(f)(8)(ii).  Your response should address any relevant staff interpretations, no-action or interpretive letters and/or the March 2001 Global Exemptive Order applicable to employee options exchange offers.  We may have further comment.

Response:

The Company acknowledges the Staff’s comment and, in response to the comment, advises the Staff that the Company has made the requisite determination that it may rely on the 2001 Exemptive Order.  Specifically, the Company complies in all respects with each of the four conditions set forth in the 2001 Exemptive Order, which provides for an exemption to Rule 13e-4(f)(8)(ii) (the best price rule), as well as Rule 13e-4(f)(8)(ii) (the all holders rule, to be discussed in response to Staff comment #1).

Set forth below is an explanation of how the Company complies in all respects with each of the four conditions set forth in the 2001 Exemptive Order.

(i) The issuer is eligible to use Form S-8, the options subject to the Offer were issued under an employee benefit plan as defined in Rule 405, and the securities offered in the exchange Offer will be issued under such an employee benefit plan.

The Company is a reporting company under the Securities Exchange Act of 1934, as amended and satisfies all of the eligibility requirements to use Form S-8.  The eligible options subject to the exchange offer (the “Offer”) were granted under employee benefit plans of the Company that fall within the definition of an employee benefit plan as defined in Rule 405 of the Securities Act of 1933, as amended.  In addition, only those eligible options held by employees or directors of the Company on the expiration date will be eligible to participate in the Offer.  All replacement options or restricted stock unit (“RSU”) grants will be issued under an employee benefit plan as defined by said Rule 405, and such issuances will be registered on a Form S-8 registration statement previously filed with the Commission.

United States Securities and
Exchange Commission
December 22, 2010

(ii) The exchange offer is conducted for compensatory purposes.

The Offer is being conducted for compensatory purposes.  Specifically, both the replacement options and RSU grants to be made pursuant to the Offer will serve an important and recognized compensatory purpose both for employees and directors.  While the 2001 Exemptive Order does not mandate any specific standards for effecting this compensatory purpose, the Company confirms, as discussed below in further detail, that the replacement options and RSU grants are based on the compensation policies and practices of the Company.

In particular, the Company notes that the exchange ratio for the Eligible Options in Groups 1 and 3 is one-for-one, while the exchange ratio for the Eligible Options in Group 2 is generally greater than one-for-one.  The difference in the exchange ratios as among the Groups is reflective of the Company’s desire to structure the Offer in a manner consistent with its current compensatory policies.

Unitek Global Services, Inc. (formerly, Unitek USA, Inc.) (“Unitek”) and Berliner Communications, Inc. (Unitek’s January 27, 2010 merger partner) (“Berliner”) had differing historic compensatory philosophies regarding the use of incentive stock options, and the Offer was structured to adjust the existing grants of Eligible Options that had been made by Berliner (i.e., those Eligible Options held by the Group 3 holders) in a manner consistent with the compensatory philosophy and objectives of the Company.  Unitek’s historic philosophy regarding incentive compensation has been, and remains, to use a combination of cash and equity incentive compensation for its senior management and, to the extent employees below that level are included in its incentive compensation plans, to generally utilize cash bonus awards rather than equity incentives.  This philosophy is reflected by the fact that Unitek’s Section 16 officers holding Eligible Options in Group 2 account for approximately 82% of such Eligible Options and a corresponding 83% of the RSUs being offered in exchange for such Eligible Options.  Unitek believes its philosophy of a more limited use of equity incentive compensation is relatively common and reflects Unitek’s belief that, among other things, (i) widespread dissemination of equity incentive awards results in individual awards that are relatively small (and that appear even smaller when vesting periods are taken into consideration) and thus do not provide meaningful award or incentive, (ii) generally speaking, its general employee base is much more susceptible to turnover and unvested awards (i.e., intended compensation) are then forfeited by departing employees under the provisions of its equity incentive plans, and (iii) cash bonuses generally mean more to employees at such levels (both as incentive and otherwise).

United States Securities and
Exchange Commission
December 22, 2010

On the other hand, Berliner historically made equity incentive awards to a far more widespread number of employees, with many of such awards being very small in number and value.  For the reasons stated above, the Company does not see real “incentive” value in such relatively immaterial awards and, thus, in structuring the Offer, did not wish to continue or adopt Berliner’s compensatory philosophy and practice with respect to the holders of Eligible Options in Group 3 by offering replacement options at greater than a one-for-one exchange ratio.  That said, the Company believed it was appropriate, in structuring the Offer, to maintain for the holders of Eligible Options in Group 3 the original incentive intent of the Eligible Options held by them (all of which options have exercise prices significantly higher than the Company’s recent trading price), and therefore is offering to exchange Eligible Options on a one-for-one basis for replacement options having the same vesting schedule as the Eligible Options (unlike the RSUs which are subject to a new vesting schedule), but with an amended exercise price equal to the trading price of the Company’s common stock on the first business day following the Offer expiration date.  This offer of exchange at such fair market value exercise price allows Unitek to re-incentivize employees with their vested Eligible Options in Group 3 achieved for past service, and also renews and continues the incentive nature of the unvested Eligible Options in Group 3 consistent with the original granting philosophy of Berliner.  However, to have utilized greater than a one-for-one ratio in structuring the Offer to the Group 3 holders would have resulted in compensatory grants to such holders that would be inconsistent with the Company’s compensatory philosophy regarding the use of equity incentives.

The Eligible Options held by the Group 1 holders were granted by Unitek, not Berliner.  Nevertheless, in light of the fact that these options had vested, and do not contain the “homerun” component that provides a substantial and ongoing incentive to the holders to maximize Company performance, the Company believed that it was appropriate, as with the Eligible Options in Group 3, to essentially continue the incentive nature of the Eligible Options in Group 1 in a manner and to a degree consistent with the original grants of those Eligible Options.  Thus, the one-for-one ratio was also used for those Eligible Options.

One the other hand, the Offer was structured with respect to the Group 2 Eligible Options to provide equity incentives in line with the Company’s compensation philosophy; to accomplish this purpose, the Company believed that, in almost all cases, as further discussed in the Company’s response to Staff comment #4, a greater than one-for-one exchange ratio was appropriate.  A one-for-one ratio would not have accomplished this purpose.  The Company believes that the Offer for Group 1 and 3 Eligible Options, in combination with the Group 2 exchange, will effectively create an equity incentive structure for all employees who currently hold equity incentives that comports with the compensatory philosophy and objectives of the Company, and that is in alignment with the interests of the Company’s current and future equity holders.

United States Securities and
Exchange Commission
December 22, 2010

(iii) The issuer discloses in the offer to purchase the essential features and significance of the exchange offer, including risks that option holders should consider in deciding whether to accept the offer.

The Offer to Exchange Certain Outstanding Options, dated December 9, 2010 (the “Offer Document”), attached to the Schedule TO as Exhibit (a)(1), discloses the essential features and purposes of, as well as the risks associated with, the Offer.  The Summary Term Sheet included in the Offer Document describes the components of the Offer in detail, including specific descriptions of which options are eligible for replacement in the Offer, which individuals are eligible to participate in the Offer, which options will be replaced by options and which by RSUs, and when the Offer will expire.  The Summary Term Sheet also specifies that in all instances, in order to participate in the Offer, Eligible Options must held by an individual who is, on the expiration of the Offer, a current employee or director of the Company or one of its subsidiaries.

Question 14 in the Summary Term Sheet describes the material tax consequences of participating in the Offer.  The Company notes that it intends to revise Question 14 to provide disclosure regarding the material tax consequences to the three participants in the Offer who are Canadian.  In general, the Offer Document cautions potential participants to be aware of the risks involved in participating in the Offer and on several occasions encourages consultation with a personal tax advisor to decide whether to participate.  Furthermore, set forth on page 9 of the Offer Document are several risks that the potential participants in the Offer should consider, as well as a reference to the risk factors included in the Company’s Annual Report on Form 10-K for the year ended June 30, 2009 and Transitional Report on Form 10-K for the six months ended December 31, 2009, which are incorporated by reference into the Schedule TO.

(iv) Except as exempted in the 2001 Exemptive Order, the issuer complies with Rule 13e-4.

The Company believes that the Offer Document and other materials that have been provided to each holder of eligible options satisfy the filing and disclosure requirements of subparagraph (d) of Rule 13e-4.  The offer documents have been delivered to all holder of eligible options in compliance with the dissemination requirements of subparagraph (e) of Rule 13e-4.  In addition, except as exempted by the 2001 Exemptive Order, the terms of the Offer comply with the requirements of subparagraph (f) of Rule 13e-4.

* * * * * * * * * * * * * * * * * * * * * * * *

If you have any questions, please feel free to contact me at (215) 963-5061.

United States Securities and
Exchange Commission
December 22, 2010

Sincerely,

/s/ JUSTIN CHAIRMAN

Justin W. Chairman

cc:          Kyle M. Hall (UniTek Global Services, Inc.)

Enclosure

UniTek Global Services, Inc.
1777 Sentry Parkway West
Gwynedd Hall, Suite 302
Blue Bell, Pennsylvania 19422

December 22, 2010

VIA EDGAR AND FACSIMILE (202) 772-9203

United States Securities and
Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549-3628
Attention:	Mellissa Campbell Duru
Special Counsel
Office of Mergers and Acquisitions

Re:	UniTek Global Services, Inc.
Schedule TO-I filed December 9, 2010
File No. 005-61031

Dear Ms. Duru:

In connection with the comments of the Staff of the Securities and Exchange Commission (the “Commission”) contained in your letter, dated December 14, 2010, to the undersigned, the general counsel of UniTek Global Services, Inc. (the “Company”), with respect to the above referenced filing, the Company hereby acknowledges the following:

•  the Company is responsible for the adequacy and accuracy of the disclosure in the above-referenced filing;

•  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We have authorized our counsel, Morgan, Lewis & Bockius LLP, to prepare and submit, on behalf of the Company, a response to your specific comments.

Sincerely,

UNITEK GLOBAL SERVICES, INC.

By:	/s/ KYLE M. HALL
Name:	Kyle M. Hall
Title:	General Counsel